Exhibit 99.63

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Highlander Silver Corp. (the “Company” or “Highlander Silver”)

2500 – 100 King Street W.

P.O. Box #267

Toronto, Ontario M5X 1A9

ITEM 2.	Date of Material Change

December 18, 2025

ITEM 3.	News Release

A news release describing the material changes referred to in this report was disseminated by the Company on December 19, 2025, through the facilities of Newswire and was subsequently filed on the Company’s profile on SEDAR+.

ITEM 4.	Summary of Material Change

On December 18, 2025, Highlander Silver entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Bear Creek Mining Corporation (“Bear Creek”) pursuant to which Highlander Silver will acquire all issued and outstanding common shares of Bear Creek by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), as announced on December 19, 2025. Under the Arrangement, Bear Creek shareholders will receive 0.1175 common shares of Highlander Silver (“Highlander Shares”) for each Bear Creek common share (Bear Creek Shares), and, upon completion, former Bear Creek shareholders are expected to hold approximately 18% of the outstanding Highlander Shares on a fully diluted basis. The Company also agreed to a concurrent non-brokered private placement with Bear Creek pursuant to which the Company will subscribe for 50,000,000 Bear Creek Shares at a price of $0.36 per share for a total subscription price of $18 million to acquire an approximately 14.6% ownership stake in Bear Creek (the “Private Placement”), which is expected to close on or about December 30, 2025.

In connection with the execution of the Arrangement Agreement, Highlander Silver also entered into definitive agreements to settle Bear Creek’s indebtedness owing to affiliates of Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”) (the “Debt Settlement Arrangements” and together with the Arrangement, the “Transaction”).

ITEM 5.	Full Description of Material Change

Details of the Arrangement

On December 18, 2025, Highlander Silver entered into the Arrangement Agreement with Bear Creek under the Business Corporations Act (British Columbia), pursuant to which the Company will acquire all of the issued and outstanding Bear Creek Shares. The material change was announced by news release on December 19, 2025.

Under the Arrangement, each Bear Creek common share will be exchanged for 0.1175 Highlander Shares. Upon completion of the Arrangement, existing holders of Highlander Shares (“Highlander Shareholders”) and former Bear Creek Shareholders will own approximately 82% and 18% of the total issued and outstanding Highlander Shares, respectively, on a fully-diluted basis.

Highlander Silver expects to issue an aggregate of approximately 34,450,672 Highlander Shares to the Bear Creek Shareholders, based on the Bear Creek Shares outstanding as at the date of this announcement. Highlander Silver may also issue up to approximately 346,253 additional Highlander Shares subject to, as part of the Arrangement, the conversion into Bear Creek Shares of certain convertible securities of Bear Creek at the effective time of the Arrangement. In-the money stock options (as determined to be “in-the-money” as at the date of the Arrangement Agreement), restricted share units (the “RSUs”) and deferred share units (the “DSUs”) of Bear Creek outstanding immediately prior to the effective time of the Arrangement will (whether vested or unvested) immediately vest and be converted, as a step in the Arrangement, into Bear Creek Shares and the holders thereof will receive the number of Highlander Shares to which they are entitled for such Bear Creek Shares under the Arrangement based on the Exchange Ratio. Out-of-the- money options of Bear Creek (as determined to be “out-of-the-money” as at the date of the Arrangement Agreement) will be cancelled without any payment and such out-of-the-money optionholders will cease to have any rights under such cancelled options.

The outstanding warrants of Bear Creek (the “Bear Creek Warrants”) will be treated in accordance with their terms and are expected to continue to trade on the TSX Venture Exchange (“TSXV”) under the symbol “BCM.WT”. After giving effect to the Arrangement, Bear Creek warrants will become exercisable into Highlander Shares.

Following completion of the Arrangement, the Highlander Shares will remain listed on the Toronto Stock Exchange and the Bear Creek Shares will be delisted from the TSXV.

Debt Settlement Arrangements

Highlander Silver has also entered into definitive agreements to: (i) settle outstanding debt obligations owing by Bear Creek to Equinox and certain affiliates of Royal Gold; and (ii) terminate the gold and silver stream obligations between Bear Creek and an affiliate of Royal Gold under the Mercedes streaming arrangement

Affiliates of Royal Gold will receive cash consideration of US$6.2 million, an incremental 1.75% secured net smelter return royalty on the Corani Project and an unsecured 2% net smelter return royalty on the Mercedes mine, together with certain parent guarantees from Highlander Silver. Royal Gold’s existing 1% secured net smelter return royalty on the Corani Project will remain in place, such that Royal Gold will hold an aggregate 2.75% secured net smelter return royalty on the Corani Project (the “Corani NSR”). Highlander Silver will be permitted to buy back 0.5% of the Corani NSR for US$25 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after a final investment decision (“FID”) is made. If the FID is obtained before December 31, 2028, Highlander Silver will be permitted to buy back 0.75% of the Corani NSR for US$30 million. Equinox will receive US$1.6 million of cash consideration and a 0.5% unsecured net smelter royalty on the Corani Project (the “Equinox NSR”). Highlander Silver will be permitted to buy back 0.167% of the Equinox NSR for US$8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after an FID.

The Debt Settlement Arrangements are conditional upon closing the Arrangement.

Concurrent Non-Brokered Private Placement

Concurrently with the entering into of the Arrangement Agreement, Highlander Silver has entered into a subscription agreement with Bear Creek pursuant to which Highlander Silver will subscribe for 50,000,000 Bear Creek Shares at a price of $0.36 per Bear Creek Share for gross proceeds of $18 million to acquire approximately 14.6% ownership stake in Bear Creek (the “Private Placement”). The proceeds from the Private Placement will be used by Bear Creek for bonding, site investigation, exploration and studies at the Corani Project and for general working capital purposes at Mercedes. Closing of the Private Placement is expected to be completed on December 30, 2025 and is not contingent on the completion of the Arrangement.

The Private Placement is subject to the approval of the TSXV and other customary regulatory approvals. No finder’s fee is payable in connection with the Private Placement. The Bear Creek Shares issued under the Private Placement will be subject to a statutory four month and one day hold period, pursuant to securities laws in Canada.

Transaction Conditions and Timing

The Arrangement will effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of : (i) at least 66⅔% of votes cast by Bear Creek shareholders, and (ii) 66⅔% of votes cast by Bear Creek shareholders, together with holders of options, restricted share units and deferred share units, voting as a single class, and, if required, a simple majority of the votes cast by disinterested Bear Creek shareholders under Multilateral Instrument 61-101 Protection of Minority Security Holders In Special Transaction.

The issuance of the Highlander Shares pursuant to the Arrangement and the Highlander Shares issuable upon exercise of the Bear Creek Warrants following the Arrangement requires the approval by a simple majority of votes cast by Highlander Silver shareholders in accordance with the policies of the Toronto Stock Exchange.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of Highlander Silver’s and Bear Creek’s businesses. The Arrangement Agreement also includes customary deal protections in favour of each of Highlander Silver and Bear Creek. With respect to Highlander Silver, these protections include fiduciary-out provisions, non-solicitation covenants, and a right to match any superior proposals. With respect to Bear Creek, these protections include a fiduciary-out provision. The Arrangement Agreement includes a termination fee of $8 million payable by Bear Creek in the event the Arrangement Agreement is terminated in certain circumstances and a reverse-termination fee of $8 million payable by Highlander Silver in the event the Arrangement Agreement is terminated in certain circumstances.

Each of Highlander Silver and Bear Creek’s directors and officers entered into voting support agreements agreeing to vote their Highlander Shares or Bear Creek Shares, respectively, in favour of the Arrangement or matters related thereto. Royal Gold, Inc. and Equinox have also entered into voting support agreements.

Following completion of the Arrangement, Highlander Silver’s common shares are expected to remain listed on the Toronto Stock Exchange, Bear Creek’s common shares are expected to be delisted from the TSX Venture Exchange, and Bear Creek warrants are expected to continue trading and become exercisable for Highlander Silver shares in accordance with their terms.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Tom Ladner
General Counsel
Tel: (604) 638-1470

ITEM 9.	Date of Report

December 29, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking-information” under Canadian securities legislation. All statements in this report, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projection, objectives assumptions, future events or performance (often but not always using words such as “expects, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this report relate to, among other things, statements regarding: the proposed acquisition by Highlander Silver of all of the Bear Creek Shares pursuant to the Arrangement and the terms thereof; the receipt of necessary shareholder, court and regulatory approvals for the Arrangement; the anticipated timeline for completing the Transaction; the treatment of the Bear Creek warrants and the continued listing of the same; the timing of the Meetings of Bear Creek securityholders and Highlander Silver shareholders; the debt settlement arrangements with affiliates of Royal Gold and with Equinox; the terms and conditions pursuant to which the Transaction will be completed, if at all; the anticipated benefits of the Transaction. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from those discussed in the forward-looking statements. In making the forward-looking statements, Highlander Silver has relied on certain assumptions that it believes are reasonable at this time, including assumptions regarding the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange, and other third-party approvals, and the ability of the parties to satisfy, in a timely manner, the other conditions to completion of the Transaction. The anticipated timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary approvals in the time assumed, or the need for additional time to satisfy other closing conditions. Risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to: the risk that the Transaction or the Private Placement may not be completed on a timely basis; the risk that conditions to the consummation of the Transaction or the Private Placement may not be satisfied; the risk that the Transaction or the Private Placement may involve unexpected costs, liabilities or delays; the possibility that the legal proceedings may be instituted in connection with the Transaction or the Private Placement and the outcome of such proceedings; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; risks relating to the failure to obtain necessary shareholder, court and stock exchange approvals; and risks inherent in the mining industry. If the Transaction or the Private Placement is not completed, the announcement of the Transaction and the Private Placement and the deduction of substantial resources to them could have a material adverse impact on each of Highlander Silver’s and Bear Creek’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of Highlander Silver and Bear Creek.

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